Exhibit 99.1

NCI Announces Joint Venture Agreement with Liwa Trading Enterprises LLC to Expand Apparel Footprint Across MENA Region

HONG KONG, July 10, 2024 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”) today announced the formalization of a Joint Venture Agreement (“JVA”) with Liwa Trading Enterprises LLC (“Liwa”), a leading retail group headquartered in the United Arab Emirates (“UAE”). This joint venture aims to distribute and sell apparel products across the UAE and the Middle East and North African (“MENA”) regions.

Effective July 8, 2024, the JVA solidifies the terms and conditions outlined in the Memorandum of Understanding (“MOU”) dated May 21, 2024, previously announced. The agreement further delineates the operational and financial frameworks necessary for the establishment of the joint venture company (“JV”).

Under the JVA, NCI and Liwa will leverage their combined strengths to enhance the market presence of apparel products and services in the MENA region, including countries such as UAE, Saudi Arabia, Kuwait, Bahrain, Qatar, Oman, and other Northern African nations. The joint venture will focus on retail, wholesale, distribution, and e-commerce operations, integrating NCI’s design and supply chain expertise with Liwa’s comprehensive knowledge of the regional market and robust distribution network.

“We are excited to finalize the joint venture agreement with Liwa, marking a pivotal moment in our collaboration,” said Ms. Eva Siu, Chairlady of the Board of Directors and Chief Executive Officer of NCI. “By blending our product development strengths with Liwa’s deep regional market intelligence, this partnership will enable us to rapidly scale our presence and deliver innovative apparel offerings and enhanced shopping experiences to customers across the dynamic MENA markets, where we see tremendous growth opportunities.”

The joint venture is expected to commence operations in the UAE by the fourth quarter of 2024. Further updates on the joint venture’s progress will be provided as they become available.

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About Liwa Trading Enterprises LLC

Liwa Trading Enterprises LLC is a subsidiary of Al Nasser Holdings, a prominent UAE-based conglomerate. Established in 1987, Liwa was founded to build a presence in the retail sector. Over the years, Liwa has developed a diverse retail portfolio across fashion, footwear, accessories, and home categories. The company operates 20 international brands with 250 stores throughout the GCC region.

Liwa’s market expertise has enabled successful franchise partnerships, allowing it to cater to evolving consumer needs and provide a best-in-class retail experience. From a single store opening in Abu Dhabi in 1987, Liwa has grown to become a significant regional player.

Upholding Al Nasser Holdings’ vision, Liwa remains committed to delivering exceptional customer experiences and expanding its brand portfolio to meet market demands.

For more information, please visit www.liwastores.com

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the licensed brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com